UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024 (Report No. 2)

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Exact name of registrant as specified in its charter)

Kibbutz Glil-Yam

4690500, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

CONTENTS

On March 27, 2024, REE Automotive, Ltd. (the “Company”) announced its financial results for the fourth quarter and fiscal year ended December 31, 2023. The full text of the press release (the “Press Release”) and shareholder letter issued in connection with the announcement are furnished as Exhibits 99.1 and 99.2, respectively, to this Report of Foreign Private Issuer on Form 6-K. In the Press Release, the Company also announced that it will be holding a webcast and conference call on March 27, 2024, at 8:30am ET to discuss its financial results for the fourth quarter and year ended December 31, 2023.

Additionally, on March 27, 2024, the Company issued a press release titled “Demand for REE Automotive Full By-Wire EVs Continues to Grow as Orderbook Value Surpasses $50 Million.” A copy of such press release is furnished as Exhibit 99.3 hereto.

The first, second and third paragraphs of the press release attached to this Form 6-K as Exhibit 99.3 is incorporated by reference into the Company’s registration statements, including its registration statements on Form S-8 (File No. 333-261130 and File No. 333-272145) and registration statements on Form F-3 (File Nos. 333-266902 and 333-258963), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release of REE Automotive Ltd., dated March 27, 2024
99.2	Shareholder Letter, dated March 27, 2024
99.3	Press Release of REE Automotive Ltd., dated March 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REE AUTOMOTIVE LTD.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel

Date: March 27, 2024

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